Sprott Physical Platinum and Palladium Trust 40-F

Exhibit 99.9

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone:	(416) 777-8500
333 Bay Street Suite 4600	Fax:	(416) 777-8818
Toronto, ON M5H 2S5	Internet:	www.kpmg.ca
Canada

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Platinum and Palladium Trust

We consent to the use of:

•	our report dated March 18, 2022 on the financial statements of Sprott Physical Platinum and Palladium Trust (the Trust) as of December 31, 2021 and December 31, 2020, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2021 and December 31, 2020 and the related notes (collectively the “financial statements”), and
•	our report dated March 18, 2022 on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-239935) on Form F-10 of the Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 18, 2022